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FEB 22 2016
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16001651

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65862

RMS

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Caymus Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3490 Piedmont Road NE, Suite 1040
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Geoffrey L. Faux (404) 995-8302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti & Wynne, LLP
(Name – *if individual, state last, first, middle name*)

5 Concourse Parkway, Suite 1000	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG

OATH OR AFFIRMATION

I, Geoffrey L. Faux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caymus Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

SPENCER ZAGHIKIAN
NOTARY PUBLIC
MY COMMISSION EXPIRES NOVEMBER 20, 2018
FULTON COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAYMUS SECURITIES, LLC

TABLE OF CONTENTS

HA&W
HABIF, AROGETI & WYNNE, LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Caymus Securities, LLC

We have audited the accompanying statement of financial condition of Caymus Securities, LLC (a limited liability company) (the "Company"), as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in pages 10 and 11 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, GA

February 2, 2016

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independently Owned and Operated Member of Morison International

CAYMUS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	38,388
Other current assets		4,830
	$	43,218

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	10,446
Due to affiliate		5,831
		16,277
Member's equity		26,941
	$	43,218

See accompanying notes to the financial statements

CAYMUS SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue		
Investment banking fees	$	458,500
Other income		201
		458,701
General and administrative expenses		
Broker fees		407,075
Other expenses		29,680
Professional fees		25,950
Overhead expense fees		23,496
		486,201
Net loss	$	(27,500)

See accompanying notes to the financial statements

CAYMUS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Contributed Capital	Retained Earnings	Member's Equity
Balance, January 1, 2015	$ 20,000	$ 24,441	$ 44,441
Capital Contribution	10,000	-	10,000
Net loss	-	(27,500)	(27,500)
Balance, December 31, 2015	$ 30,000	$ (3,059)	$ 26,941

See accompanying notes to the financial statements

CAYMUS SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net loss	$ (27,500)
Changes in operating assets and liabilities:	
Other current assets	181
Accounts payable and accrued expenses	1,147
Due to affiliate	5,831
Total adjustments	7,159
Net cash used in operating activities	(20,341)
Cash flows from financing activities:	
Capital contribution	10,000
Net cash provided by financing activities	10,000
Net decrease in cash	(10,341)
Cash, beginning of year	48,729
Cash, end of year	$ 38,388

See accompanying notes to the financial statements

Note A
Summary of Significant Accounting Policies

Nature of Operations:

CAYMUS SECURITIES, LLC (the "Company"), was formed as a limited liability company in Georgia in April 2003. The Company is a wholly-owned subsidiary of CAYMUS PARTNERS, LLC (the "Sole Member") and is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Revenue Recognition:

Investment banking fees includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as the services are performed, or upon consummation of a transaction.

Income Taxes:

The Company is a single member limited liability company and, as such, is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Sole Member to be included on the Sole Member's tax return.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Note A
Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, other assets, accounts payable and accrued liabilities are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

Note B
Related Party Transactions

The Company pays a monthly overhead fee to the Sole Member, as defined in a restated services agreement effective January 1, 2011 and further amended on January 1, 2015. During the year ended December 31, 2015, overhead fees incurred were $23,496, none of which was outstanding at year end.

The Company pays broker fees to the Sole Member pursuant to a representative agreement dated September 1, 2012. During the year ended December 31, 2015, the Company incurred broker fees of $407,075. In addition, the Company incurred $2,050 for accounting and bookkeeping services provided by a related party during the year ended December 31, 2015. Amounts outstanding at December 31, 2015 were $5,831.

Note C
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than $5,000 and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $22,111, which was $17,111 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.74 to 1.

Note D
Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note E
Concentrations

Significant Transactions:

A significant transaction is defined as one from which at least 10% of annual revenue is derived. The Company had revenue from one transaction totaling $458,500, which comprised 100% of investment banking fee revenues for the year ended December 31, 2015. There were no amounts receivable from this transaction at December 31, 2015.

Note F
Subsequent Events

The Company evaluated subsequent events through February 2, 2016, the date when these financial statements were available to be issued. The Company is not aware of any additional significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION:

CAYMUS SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL:		
Total member's equity	$	26,941
Nonallowable assets		
Other assets		4,830
Total nonallowable assets		4,830
NET CAPITAL	$	22,111
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Aggregate indebtedness		
Accrued payable and accrued liabilities	$	10,446
Due to affiliate		5,831
Total aggregate indebtedness	$	16,277
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Capital in excess of minimum requirements	$	17,111
Ratio of aggregate indebtedness to net capital		0.74

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X17A-5 as of December 31, 2015.

See report of independent registered public accounting firm and the accompanying notes to the financial statements

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

HA&W
HABIF, AROGETI & WYNNE, LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Caymus Securities, LLC

We have reviewed management's statements, included in the accompanying exemption letter, in which (1) Caymus Securities, LLC ("the Company") identified the provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Habif, Arogeti & Wynne, LLP

Atlanta, GA

February 2, 2016

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independently Owned and Operated Member of Morison International

CAYMUS SECURITIES
INVESTMENT BANKERS

CAYMUS SECURITIES, LLC EXEMPTION REPORT

Caymus Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) During the fiscal year ended December 31, 2015, the Company claimed an exemption from provision (k)(2)(i) of Rule 15c3-3.

(2) The Company met the identified exemption provision in Rule15c3-3(k) throughout the most recent fiscal year without exception.

Caymus Securities, LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Signature: ______________________

Printed Name: GEOFFREY L. FAUX

Title: MANAGING PARTNER